Exhibit G - Proposed Form of Notice


Allegheny Energy, Inc. et al.  (70-10100)
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     Allegheny Energy,  Inc.  ("Allegheny"),  a registered holding company,  and
Allegheny Energy Supply Company, LLC ("AE Supply"), a registered holding company and public utility company subsidiary of Allegheny (collectively "Applicants"), have filed an Amendment in this file pursuant to Sections 6(a), 7, and 12(c) of the Act, and Rules 45, 46, and 54 under the Act, requesting that the Commission release, to the extent described in the Amendment, jurisdiction it reserved on February 21, 2003 in Holding Co. Act Release No. 27652 over the authority of AE Supply to issue guarantees. Applicants also request authority for AE Supply's subsidiaries, Allegheny Trading Finance Company ("ATF") and Allegheny Energy Supply Development Services, LLC ("AESDS") to dividend to AE Supply out of capital up to the full amount of the proceeds of certain asset sales. Applicants state that all of the authority requested in the Amendment is necessary to implement elements of Applicants' plan for returning to financial health and compliance with Commission capitalization standards for registered holding company capital structures.

     Applicants seek a release of jurisdiction by the Commission over $600 million of guarantee authority. Applicants state that this release of jurisdiction is necessary for AE Supply to enter into certain performance guarantees relating to the obligations of subsidiaries of Allegheny or AE Supply in connection with (i) the sale by AE Supply's wholly-owned subsidiary, Allegheny Energy Supply Conemaugh, LLC, an exempt wholesale generator ("EWG") under the Act, of its 83-megawatt share of the 1,711-MW coal-fired Conemaugh
Generating Station located near Johnstown, PA; (ii) a put option that, if exercised, would require Allegheny Energy Supply Hunlock Creek, LLC, an EWG and wholly-owned subsidiary of Allegheny, to purchase certain assets; and (iii) the sale by ATF of its energy supply contract with the California Department of Water Resources (the " CDWR Contract") and associated hedge transactions.

     Applicants also seek authority (i) for ATF to dividend to AE Supply out of capital up to the full amount of the cash proceeds from the sale of the CDWR Contract and (ii) for AESDS to dividend to AE Supply out of capital up to the full amount of the case proceeds from a sale of inventory.